UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Owens Corning

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class Securities)

690742101

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

May 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	690742101
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 7,875,918
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 7,875,918
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,875,918
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.1%[1]
14	Type of Reporting Person (See Instructions) OO

1 With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 129,187,797 was used as the total amount of outstanding shares of Common Stock of the Issuer.  This amount includes (a) the 127,899,854 shares of Common Stock issued and outstanding as of April 15, 2009, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2009, and (b) the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No.	690742101
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Oculus Portfolios, L.L.C. FEIN 20-0805088
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,234,969
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,234,969
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,234,969
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%[1]
14	Type of Reporting Person (See Instructions) OO

1 The percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person was based upon the 127,899,854 shares of Common Stock issued and outstanding as of April 15, 2009, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2009.

CUSIP No.	690742101
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 10,110,887
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 10,110,887
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,110,887
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.8%[1]
14	Type of Reporting Person (See Instructions) OO

1 With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 129,187,797 was used as the total amount of outstanding shares of Common Stock of the Issuer.  This amount includes (a) the 127,899,854 shares of Common Stock issued and outstanding as of April 15, 2009, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2009, and (b) the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No.	690742101
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 10,115,356
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 10,115,356
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,115,356
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.8%[1]
14	Type of Reporting Person (See Instructions) IA, PN

1 With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 129,187,797 was used as the total amount of outstanding shares of Common Stock of the Issuer.  This amount includes (a) the 127,899,854 shares of Common Stock issued and outstanding as of April 15, 2009, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2009, and (b) the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No.	690742101
1	Name of Reporting Person. I.R.S. IDENTIFICATION David E. Shaw
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 10,115,356
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 10,115,356
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,115,356
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.8%[1]
14	Type of Reporting Person (See Instructions) IN

1 With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 129,187,797 was used as the total amount of outstanding shares of Common Stock of the Issuer.  This amount includes (a) the 127,899,854 shares of Common Stock issued and outstanding as of April 15, 2009, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2009, and (b) the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants.

AMENDMENT NO. 4 TO SCHEDULE 13D

Item 1.	Security and the Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed by D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company (“Laminar”), D. E. Shaw Oculus Portfolios, L.L.C., a Delaware limited liability company (“Oculus”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw,” and together with Laminar, Oculus, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”) on November 13, 2006, with the Securities and Exchange Commission (the “SEC”), and amended by Amendment No. 1 to the Schedule 13D filed on April 12, 2007, by Amendment No. 2 to Schedule 13D filed on May 28, 2008, and by Amendment No. 3 to Schedule 13D filed on May 11, 2009 (as amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Owens Corning, a Delaware corporation (the “Issuer”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a), (b) Based upon the Issuer’s Form 10-Q for the quarter ended March 31, 2009, filed with the Securities and Exchange Commission on April 30, 2009, there were 127,899,854 shares of Common Stock issued and outstanding as of April 15, 2009.  The 7,875,918 shares of Common Stock beneficially owned by Laminar (the “Laminar Shares”) represent approximately 6.1% of the shares of Common Stock issued and outstanding, including, for the purpose of this calculation, the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants.  The 2,234,969 shares of Common Stock beneficially owned by Oculus (the “Oculus Shares”) represent approximately 1.7% of the 127,899,854 shares of Common Stock issued and outstanding as of April 15, 2009.  The 10,110,887 shares of Common Stock beneficially owned by DESCO LLC (the “DESCO LLC Shares”) represent approximately 7.8% of the shares of Common Stock issued and outstanding, including, for the purpose of this calculation, the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants.  The DESCO LLC Shares are comprised of the Laminar Shares and Oculus Shares.  The 10,115,356 shares of Common Stock beneficially owned by DESCO LP, including 4,469 shares owned directly by DESCO LP (the “DESCO LP Shares”), the Laminar Shares, and the Oculus Shares (the DESCO LP Shares together with the Laminar Shares and Oculus shares, the “Subject Shares”), represent approximately 7.8% of the shares of Common Stock issued and outstanding, including, for the purpose of this calculation, the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants.

Laminar has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares.  Oculus has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Oculus Shares.  DESCO LP has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the DESCO LP Shares.  Laminar disclaims beneficial ownership of the Oculus Shares and DESCO LP Shares, and Oculus disclaims beneficial ownership of the Laminar Shares and DESCO LP Shares.

DESCO LP, as Laminar’s and Oculus’s investment adviser, and DESCO LLC, as Laminar’s and Oculus’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  None of DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock directly, and each such entity disclaims beneficial ownership of the Subject Shares.  DESCO LP does not own any of the Laminar Shares and Oculus Shares directly and disclaims beneficial ownership of the Laminar Shares and Oculus Shares.

David E. Shaw does not own any shares of Common Stock directly.  By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any shares of Common Stock other than the Subject Shares.

Paragraph (c) of Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced as follows:

The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by the Reporting Persons in the shares of Common Stock from May 11, 2009 through June 2, 2009, which were all brokered transactions, are set forth below:

Name	Date	Price	Number of Shares Purchased / (Sold)
Laminar	5/11/2009	15.58	(112,500)
Laminar	5/12/2009	15.00	(154,096)
Laminar	5/12/2009	15.01	(10,822)
Laminar	5/12/2009	15.02	(4,813)
Laminar	5/12/2009	15.03	(4,926)
Laminar	5/12/2009	15.04	(7,313)
Laminar	5/12/2009	15.05	(7,539)
Laminar	5/12/2009	15.06	(4,446)
Laminar	5/12/2009	15.07	(1,361)
Laminar	5/12/2009	15.08	(700)
Laminar	5/12/2009	15.09	(1,500)
Laminar	5/12/2009	15.10	(1,084)
Laminar	5/12/2009	15.11	(200)

Name	Date	Price	Number of Shares Purchased / (Sold)
Laminar	5/12/2009	15.15	(10,000)
Laminar	5/27/2009	14.50	(2,884)
Laminar	5/27/2009	14.51	(800)
Laminar	5/27/2009	14.52	(16,602)
Laminar	5/27/2009	14.53	(1,098)
Laminar	5/27/2009	14.54	(100)
Laminar	5/27/2009	14.55	(7,925)
Laminar	5/27/2009	14.56	(1,728)
Laminar	5/27/2009	14.57	(1,776)
Laminar	5/27/2009	14.62	(1,515)
Laminar	5/27/2009	14.63	(3,723)
Laminar	5/27/2009	14.64	(5,858)
Laminar	5/27/2009	14.65	(500)
Laminar	5/28/2009	13.48	(378,277)
Laminar	5/28/2009	13.69	(700)
Laminar	5/29/2009	13.95	(475,545)
Laminar	6/1/2009	14.49	(31,464)
Laminar	6/1/2009	14.50	(242,767)
Laminar	6/1/2009	14.51	(600)
Laminar	6/1/2009	14.52	(300)
Laminar	6/1/2009	14.53	(500)
Laminar	6/1/2009	14.54	(100)
Laminar	6/2/2009	14.75	(38,887)
Laminar	6/2/2009	14.79	(200)
Laminar	6/2/2009	14.92	(16,498)
Oculus	5/11/2009	15.58	(37,500)
Oculus	5/12/2009	15.00	(40,000)
Oculus	5/12/2009	15.05	(1,500)
Oculus	5/12/2009	15.06	(400)
Oculus	5/12/2009	15.07	(3,103)
Oculus	5/12/2009	15.08	(1,078)
Oculus	5/12/2009	15.09	(1,133)
Oculus	5/12/2009	15.10	(100)
Oculus	5/12/2009	15.11	(500)
Oculus	5/12/2009	15.12	(1,502)
Oculus	5/12/2009	15.15	(100)
Oculus	5/12/2009	15.16	(100)
Oculus	5/12/2009	15.18	(1,500)
Oculus	5/12/2009	15.19	(3,000)
Oculus	5/12/2009	15.20	(700)
Oculus	5/12/2009	15.21	(300)
Oculus	5/12/2009	15.22	(1,649)
Oculus	5/12/2009	15.23	(900)
Oculus	5/12/2009	15.24	(300)
Oculus	5/12/2009	15.25	(200)
Oculus	5/12/2009	15.26	(200)
Oculus	5/12/2009	15.27	(384)
Oculus	5/27/2009	14.50	(531)
Oculus	5/27/2009	14.52	(5,194)
Oculus	5/27/2009	14.54	(132)

Name	Date	Price	Number of Shares Purchased / (Sold)
Oculus	5/27/2009	14.55	(2,677)
Oculus	5/27/2009	14.59	(4,094)
Oculus	5/27/2009	14.60	(11)
Oculus	5/27/2009	14.63	(1,207)
Oculus	5/27/2009	14.64	(1,093)
Oculus	5/28/2009	13.48	(126,325)
Oculus	5/29/2009	13.95	(158,515)
Oculus	6/1/2009	14.49	(10,600)
Oculus	6/1/2009	14.50	(81,310)
Oculus	6/2/2009	14.75	(10,831)
Oculus	6/2/2009	14.79	(100)
Oculus	6/2/2009	14.92	(10,000)

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  June 2, 2009

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By:	/s/ Rochelle Elias
Name: Rochelle Elias
Title: Authorized Signatory

D. E. SHAW OCULUS PORTFOLIOS, L.L.C.
By:	/s/ Rochelle Elias
Name: Rochelle Elias
Title: Authorized Signatory

D. E. SHAW & CO., L.L.C.

By:	/s/ Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW & CO., L.P.

By:	/s/ Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

DAVID E. SHAW

By:	/s/ Rochelle Elias
Name: Rochelle Elias
Title: Attorney-in-Fact for David E. Shaw